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Division of Corporation Finance Office of Trade & Services United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Jane Park; Thomas Kluck	Hong Kong	Shangai
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Milan

Re:	PROCEPT BioRobotics Corporation
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 29, 2021
CIK No. 0001588978
Dear Ms. Park or Mr. Kluck:
On behalf of PROCEPT BioRobotics Corporation, a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 16, 2021, with respect to Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on July 29, 2021. This letter is being submitted together with the Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to address the Staff’s comments and is being publicly filed today. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 18, 2021 Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 29, 2021
Our Clinical Results and Studies, page 114
1.We note your response to our prior comment 16.  To the extent known, please expand your disclosure to address how the transfusion rates and hemostatis observed in your clinical studies compare to TURP and other alternative surgical treatments.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Registration Statement.
Intellectual Property, page 126
2.We note your response to our prior comment 18.  Please revise your disclosure to specify the type of patent protection afforded to the material patents covering your AquaBeam Robotic System (e.g., composition of matter, use or process).  Please also identify the jurisdictions of the 25 foreign patents covering your AquaBeam Robotic System.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 129 to 130 of the Registration Statement.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8008 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Reza Zadno, Ph.D., Chief Executive Officer, PROCEPT BioRobotics Corporation
Kevin Waters, Chief Financial Officer, PROCEPT BioRobotics Corporation
Alaleh Nouri, General Counsel, PROCEPT BioRobotics Corporation
B. Shayne Kennedy, Latham & Watkins LLP